________________________________________________

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________________________________
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

 ________________________________________________
Tribune Publishing Company
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title and Class of Securities)
89703P107
(CUSIP Number)
HEATH FREEMAN
ALDEN GLOBAL CAPITAL LLC
885 Third Avenue
New York, NY 10022
(212) 888-5500
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 1, 2019
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ◻.
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.
_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
    The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP NO. 89703P107

1	NAME OF REPORTING PERSON Alden Global Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 11,544,213
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 11,544,213
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,544,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14	TYPE OF REPORTING PERSON IA, OO

Schedule 13D
CUSIP NO. 89703P107

1	NAME OF REPORTING PERSON Heath Freeman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 11,544,213
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 11,544,213
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,544,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14	TYPE OF REPORTING PERSON IN

Amendment No. 1 to Schedule 13D

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the undersigned (as amended, the “Schedule 13D”) on November 25, 2019, with the Securities and Exchange Commission (the “SEC”).

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.	Purpose of Transaction.

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On December 1, 2019, Alden Global Opportunities Master Fund, L.P. (“AGOMF”) and Alden Global Value Recovery Master Fund, L.P. (“AGVRMF”, and together with AGOMF, the “Funds”) entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer.  Pursuant to the Cooperation Agreement, the Issuer’s board of directors (the “Board”) was expanded to eight directors, and two designees of the Funds, Ms. Dana Goldsmith Needleman and Mr. Christopher Minnetian (the “Alden Designees”) were appointed to fill the resulting vacancies.  In addition, for the period beginning on December 1, 2019, and ending on June 30, 2020 (the “Cooperation Period”), the Board shall not be increased in size above eight directors and the Board shall nominate the Alden Designees (or their replacements as identified by the Funds) at each meeting of stockholders at which directors are elected.  In the event that the Funds’, together with their affiliates’, beneficial ownership of Shares falls below 10.0% of the Issuer’s then outstanding Shares at any time during the Cooperation Period, the Alden Designees shall immediately tender their resignation from the Board and all committees thereof.

In addition, during the Cooperation Period, the Funds, together with their affiliates will not (a) make or participate in any “solicitation” of “proxies” (as defined in the rules of the SEC) to vote, or seek or advise or knowingly influence any person with respect to the voting of any voting securities of the Issuer, (b) join or participate in a “group” (as defined in the rules of the SEC) in connection with any voting securities of the Issuer, (c) seek to control or knowingly influence the management, Board or policies of the Issuer, subject to certain exceptions, (d) take any action that would reasonably be expected to require the Issuer to make a public announcement regarding any of the foregoing prohibited actions or (e) enter into any arrangements with or encourage any other persons in connection with any of the foregoing matters.

Under the Cooperation Agreement, the Funds also agreed that, during the Cooperation Period, the Funds and their affiliates will vote their Shares in favor of each nominee or director designated by the Compensation, Nominating and Corporate Governance Committee of the Board at each election of directors and against the removal of any director designated by such committee.  Furthermore, the Funds agreed that, during the Cooperation Period, they and their affiliates will not acquire additional beneficial ownership of Shares that would result in the Funds and their affiliates collectively beneficially owning more than 33% of the issued and outstanding Shares.

The Cooperation Agreement is terminable by the Funds in the event that a person or group that beneficially owns more than 15% of the Shares (a “Related Party Investor”) takes certain actions, including (1) proposing to bring business at a meeting of the stockholders of the Issuer, (2) seeking to control or knowingly influence the management, Board or policies of the Issuer, (3) acquiring an additional five percent or more of the issued and outstanding Shares or (4) coordinating or acting in concert with the Board to nominate or elect directors employed by or affiliated with such Related Party Investor.  In addition, the Funds may terminate the Cooperation Agreement if the Issuer (i) enters into a material agreement with a Related Party Investor, other than on an arms’-length basis (a “Related Party Agreement”), or amends a Related Party Agreement, other than on an arms’-length basis or (ii) amends any voting or standstill agreement with a Related Party Investor (other than to be more restrictive on such Related Party Investor).  Furthermore, the Funds may terminate the Cooperation Agreement if the Alden Designees are not nominated for election at, or are not elected at, the Issuer’s 2020 stockholder meeting.
The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is incorporated by reference as Exhibit 99.3, and is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced in the Schedule 13D and any limitations imposed by the Cooperation Agreement, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include, subject to limitations imposed by the Cooperation Agreement: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 is incorporated herein by reference.

The Cooperation Agreement is incorporated by reference as Exhibit 99.3 hereto and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

99.3	Cooperation Agreement, dated as of December 1, 2019, by and among Alden Global Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P. and Tribune Publishing Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Tribune Publishing Company with the SEC on December 2, 2019).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2019
Alden Global Capital LLC

By:	/s/ Heath Freeman
	Name:	Heath Freeman
	Title:	President

/s/ Heath Freeman
Heath Freeman